NEWS RELEASE August 25, 2005

Trading Symbol: AMM -TSX

www.almadenminerals.com

Bufa Project, Mexico optioned to Lincoln Gold Corp.

Almaden Minerals Ltd. (“Almaden”) is pleased to announce that is has optioned its 100% owned Bufa project located in Chihuahua State, Mexico to Lincoln Gold Corp (“Lincoln”) a public company listed in the United States. Lincoln may acquire a 60% interest in the Bufa project by spending US$3 Million on the property and issuing 450,000 shares of Lincoln to Almaden. Lincoln is commited to spend US$100,000 in the first year and must issue 50,000 shares upon exchange approval. Should the Bufa property enter production Lincoln must issue a further 100,000 shares to Almaden.

The Bufa property, owned 100% by Almaden, surrounds the town and mining camp of Guadalupe y Calvo. Gold was discovered at Guadalupe y Calvo in 1835 with extended periods of production up to 1939. The district is one of the most prolific gold-silver areas in Chihuahua mining history.  In 1900, the Del Rosario vein was considered by the U.S. Geological Survey as “one of the largest gold producing quartz veins of the world.” A mint was constructed on site by the Mexican Government in 1844. In 1981 renowned geologist Larry Buchanan estimated historic production at 2 million ounces of gold and 28 million ounces of silver at average grades of 37 g/t gold and 870 g/t silver. Recent work by a third party has demonstrated that the vein system extends from the historic production area onto the Bufa property with an estimated strike length of approximately 1700 meters.

In 2004 it was reported by Caelles and King, qualified persons under the meaning of National Instrument  43-101, that the vein system consists of a series of NW-SE striking, banded and brecciated, low sulphidation epithermal quartz veins that vary in strike length from 200 to 700 meters, with an aggregate length for all veins of 3.9 kilometers. Widths of the veins vary from 1 to 7.8 meters in true thickness.  A recent small core-drilling program on the Bufa property encountered multiple veins, some with ore-grade gold-silver intercepts with attending lead and zinc. Samples were sent to ALS Chemex Labs in North Vancouver for analyses using conventional fire assay, and inductively coupled plasma atomic emission spectroscopy (ICP).

Almaden is excited to have Lincoln exploring the Bufa property which has demonstrated potential for significant gold-silver mineralisation. Lincoln has a strong geologic team and plans to initiate work promptly.

Almaden currently has 15 active joint venture projects including 10 in which a partner is earning an interest in an Almaden property through spending, and two regional exploration joint ventures, one with BHP Billiton World Exploration Inc. (“BHPB”) to explore for copper-gold deposits in Mexico and one with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) to explore for base metal deposits in Mexico.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

_______________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.